November 7, 2022

Ms. Beverly Singleton

Division of Corporation Finance
Office of Manufacturing

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re: Ultra Clean Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2021

Filed March 1, 2022

File No. 000-50646

Dear Ms. Singleton:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated October 26, 2022 (the “Comment Letter”), in which the Commission’s staff requested certain additional information regarding the above referenced filings of Ultra Clean Holdings, Inc. As discussed during your phone conversation with our general counsel on November 4, 2022, because we had just received the Comment Letter on the same date, we would like to respectfully request an extension of the filing deadline for our response to Friday, November 18, 2022.

Thank you for your consideration. Should you have any further questions, please do not hesitate to contact me at (510) 576-4705.

Sincerely,

/s/ Sheri Savage

Sheri Savage

Chief Financial Officer

UNITED STATES | 26462 Corporate Avenue, Hayward, CA 94545 | www.UCT.com